SECURITES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE
ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required) For the fiscal year ended December 31, 2004, or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from ____________________ to ______________________

Commission file number 0-16125

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

(S.E.C. registration No. 333-52765)

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

FASTENAL COMPANY
2001 Theurer Boulevard
Winona, Minnesota 55987

Exhibit index located on page 2

REQUIRED INFORMATION

The Fastenal Company & Subsidiaries 401(k) Plan (Plan) is subject to the Employment Retirement Income Security Act of 1974, as amended (ERISA). In accordance with Item 4 and in lieu of the requirements of Items 1-3 of Form 11-K, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Note to Financial Statements

Schedule of Assets (Held at End of Year)

<u>Exhibit Index</u>

1. Consent of KPMG LLP at page 15
2. Certification of Willard D. Oberton, President and Chief Executive Officer, and Daniel L. Florness, Executive Vice-President, Treasurer, and Chief Financial Officer of Fastenal Company, Pursuant to 18 U.S.C. Section 1350 at page 16

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2005

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

By Fastenal Company, Plan Administrator

By Daniel L. Florness

Daniel L. Florness, Executive Vice-President,
Treasurer, and Chief Financial Officer

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Trustees of Fastenal Company &
Subsidiaries 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Fastenal Company & Subsidiaries 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
June 4, 2005

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

		2004	2003
Assets:			
Investments, at fair value:			
Investment funds	$	21,879,675	16,496,349
Fastenal Company Common Stock		8,299,286	5,929,676
Cash		6,695	—
Total investments		30,185,656	22,426,025
Excess deferrals payable		(250,812)	(225,341)
Net assets available for benefits	$	29,934,844	22,200,684

See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:		
Investment income:		
Interest and dividends	$ 701,471	31,348
Net appreciation in fair value of investments	2,812,104	4,699,745
	3,513,575	4,731,093
Contributions:		
Participant	5,873,265	4,808,664
Rollover	147,898	76,244
	6,021,163	4,884,908
Deductions:		
Benefits paid to participants	(1,743,992)	(1,184,330)
Return of net excess deferrals	(56,586)	(85,688)
	(1,800,578)	(1,270,018)
Net increase	7,734,160	8,345,983
Net assets available for benefits:		
Beginning of year	22,200,684	13,854,701
End of year	$ 29,934,844	22,200,684

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Fastenal Company & Subsidiaries 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all full-time and part-time U.S. employees of Fastenal Company & Subsidiaries (the Company). Employees are eligible to participate in the Plan beginning on January 1 or July 1 after completing 12 months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Participants' contributions are recorded in the period that the participants' payroll deductions are made. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Employee contributions are 100% vested at all times. The Plan provides the Company to make discretionary contributions to the Plan. There was no company contribution in 2004 and 2003.

The Company does not limit participant contributions; however, the Tax Reform Act of 1986 allows a maximum participant annual pretax contribution of $13,000 and $12,000 for calendar years 2004 and 2003, respectively.

Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the discrimination tests of the Internal Revenue Code. Changes in contributions are allowed based on the provisions of the Plan.

(c) Participant Allocation of Income and Loss

The net income or loss of each fund at each valuation date is allocated to each participant's account in the same ratio that such account bears to the total of all participants' accounts invested in the fund as of the valuation date. The basis for allocation is the time-weighted balance in the participant's account during the period.

(d) Payment of Benefits

Distributions may be made upon the occurrence of any of the following:

- Any termination of employment,
- Death of an actively employed participant prior to the normal retirement date (age 65),
- Termination of the Plan,
- Participant is still employed and has reached age 59 ½,
- Disability, or

- Participant is still employed and has suffered a financial hardship.

(e) *Investment Fund Transfers*

Participants may direct a transfer of all or a portion of their current account balances among investment funds in 1% increments on a daily basis.

(f) *Plan Termination*

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

(g) *Administrative Costs*

The Company pays the cost of administering the Plan. Investment manager fees are paid from the investment funds.

(h) *Investment Options*

Upon enrollment, each participant shall direct that contributions be invested in one or more of the following investment options in increments of 1%:

- **American Funds EuroPacific Growth Fund (R-3)** – Managed by Capital Research & Management. The Fund normally invests at least 80% of its assets in stocks of issuers located in Europe and the Pacific Basin. The Fund invests primarily in common and preferred stocks, convertibles, American Depository Receipts, European Depository Receipts, bonds, and cash.
- **American Funds The Growth Fund of America (R-3)** – Managed by Capital Research & Management. The Fund emphasizes companies that appear to offer opportunities for long-term growth, and may invest in cyclical companies, turnaround and value situations. The Fund invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash. The Fund may invest up to 15% of assets in securities of issuers domiciled outside the U.S. and not included in the S&P 500.
- **Delaware Investment Diversified Income Fund (A)** – Managed by Delaware Management Company. The Fund allocates its investments principally among three sectors of the fixed-income securities market: the U.S. Investment Grade Sector, the U.S. high-yield sector, and the International Sector. Under normal circumstances, the Fund will invest at least 80% of its net assets in fixed income securities.
- **Hotchkis & Wiley Large Cap Value Fund (A)** – Managed by Hotchkis & Wiley Capital Management. The Fund primarily invests in common stocks of large capitalization U.S. companies. The Fund also invests in stocks with high cash dividends or payout yields relative to the market.
- **Hotchkis & Wiley Mid Cap Value Fund (A)** – Managed by Hotchkis & Wiley Capital Management. The Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in common stocks of mid-capitalization U.S. companies. The Advisor currently considers mid-cap companies to be those with market capitalizations like those

found in the Russell Midcap Index. The Fund can invest up to 20% of its total assets in foreign securities.

- **Merrill Lynch Global Allocation Fund (A)** – Managed by Merrill Lynch Investment Managers. The investment objective of the Fund is to provide high total investment return through a fully managed investment policy utilizing United States and foreign equity, debt, and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.
- **Merrill Lynch Retirement Preservation Trust** – The Trust is a collective trust maintained by Merrill Lynch Bank USA to which Merrill Lynch Investment Managers, L.P. provide nondiscretionary investment advice. The Trust seeks to provide preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money-market funds. The Trust invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs, including BICs, synthetic GICs, and separate accounts) and in high-quality money-market securities. Participants purchase units that the Trust seeks to maintain at $1 per unit, although this cannot be assured. (Although the Trust purchases Guaranteed Investment Contracts, neither the Trust nor its units are guaranteed.).
- **Merrill Lynch Value Opportunities Fund (A)** – Managed by Merrill Lynch Investment Managers. The investment objective of the Fund is to seek long-term growth of capital by investing in a diversified portfolio of securities, primarily common stock, of relatively small companies that management of the Fund believes have special investment value and emerging growth companies regardless of size.
- **Templeton Growth Fund (A)** – Managed by Franklin/Templeton. Under normal market conditions, the Fund invests primarily in the equity securities of companies located anywhere in the world, including emerging markets.
- **Van Kampen Equity and Income Fund (A)** – Managed by Van Kampen Inv. Adv. Corp. The Fund invests at least 65% of its total assets in income-producing equity securities (including common stocks and convertible securities) and investment-grade debt securities.
- **Victory Diversified Stock Fund (A)** – The Fund seeks to provide long-term growth of capital. Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities and securities convertible into common stocks traded on U.S. exchanges and issued by large, established companies. The Fund seeks to invest in both growth and value securities.
- **Aggressive Goal Manager Portfolio Model** – The model directs 10% of its assets to bond funds and 90% to stock funds [10% in Delaware Diversified Income Fund (A); 25% in American EuroPacific Growth Fund (R3), 20% in American Growth Fund of America Fund (R3), 20% in Hotchkis & Wiley Large Cap Value Fund (A), 15% in Hotchkis & Wiley Mid-Cap Value Fund (A), and 10% in Merrill Lynch Value Opportunities Fund (A)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

(Continued)

- **Moderate Goal Manager Portfolio Model** – The model directs 10% of its assets to cash or cash equivalent (e.g., stable value), 20% to bond funds and 60% to stock funds [10% in Merrill Lynch Retirement Preservation Trust, 30% in Delaware Diversified Income Fund (A), 15% in American EuroPacific Growth Fund (R3), 15% in American Growth Fund of America Fund (R3), 15% in Hotchkis & Wiley Large Cap Value Fund (A), 10% in Hotchkis & Wiley Mid-Cap Value Fund (A), and 5% in Merrill Lynch Value Opportunities Fund (A)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.
- **Conservative Goal Manager Portfolio Model** – The model directs 30% of its assets to cash or cash equivalent (e.g., stable value), 50% to bond funds and 20% to stock funds [30% in Merrill Lynch Retirement Preservation Trust, 50% in Delaware Diversified Income Fund (A), 5% in American EuroPacific Growth Fund (R3), 7% in American Growth Fund of America Fund (R3), and 8% in Hotchkis & Wiley Large Cap Value Fund (A)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.
- **Fastenal Company Common Stock** – The Fund invests in shares of Fastenal Company common stock.

The preceding plan description is intended for summary purposes only. The Plan document should be consulted for specific details.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year. Accrued investment income is reflected in the investment balance.

(Continued)

(3) Tax Status

The Internal Revenue Service has issued a favorable opinion letter on the prototype document stating that the prototype plan format (which the Plan is utilizing) qualifies under Section 401(a) of the Internal Revenue Code (IRC). This prototype plan is a nonstandardized plan and, therefore, the plan administrator has indicated it will not be applying for the Plan's own determination letter. However, the plan administrator believes the Plan is a qualified plan and does not believe any events have occurred that might adversely affect the Plan's qualified status.

(4) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to the Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$ 29,934,844	22,200,684
Excess deferrals payable	250,812	225,341
Net assets available for benefits per the Form 5500	$ 30,185,656	22,426,025

The following is a reconciliation of participant contributions per the financial statements for the years ended December 31, 2004 and 2003 to the Form 5500:

	2004	2003
Participant contributions per the financial statements	$ 5,873,265	4,808,664
Add: Excess deferrals payable at December 31, 2004 and 2003	250,812	225,341
Participant contributions per the Form 5500	$ 6,124,077	5,034,005

The following is a reconciliation of the return of net excess deferrals for the year ended December 31, 2004 to the Form 5500:

	2004
Return of net excess deferrals per the financial statements	$ 56,586
Excess deferrals payable at December 31, 2003	225,341
Return of net excess deferrals per the Form 5500	$ 281,927

(5) Investments and Investment Income

Merrill Lynch Trust Company manages the Plan's investment assets and executes transactions therein pursuant to discretionary authority granted by the Plan concerning purchases and sales of investments in the various funds.

Transactions for participant contributions to the Plan and benefits paid to participants are under the direct control of the plan administrator.

Effective July 1, 2004, the Plan assets transferred from ING to Merrill Lynch. Merrill Lynch now performs the recordkeeping and trustee duties.

(6) Investments Representing 5% or More of the Plan's Assets

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31	
	2004	2003
Victory Diversified Stock Fund	$ 4,253,614	—
American Funds The Growth Fund of America	3,554,601	—
Merrill Lynch Value Opportunities Fund	5,121,365	—
Templeton Growth Fund	4,997,037	2,513,729
Fastenal Company Common Stock	8,299,286	5,929,676

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,812,104 and $4,699,745, respectively, as follows:

	2004	2003
Investment funds	$ 1,374,293	3,218,548
Fastenal Company Common Stock	1,437,811	1,481,197
	$ 2,812,104	4,699,745

(7) Party-in-interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.

(8) Risk and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

At December 31, 2004 and 2003, approximately 28% and 27%, respectively, of the Plan's net assets were invested in the common stock of Fastenal Company. The underlying value of the Fastenal Company stock is entirely dependent upon the performance of Fastenal Company and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of Fastenal Company Common Stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Schedule

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Schedule of Assets (Held at End of Year)

December 31, 2004

	Description	Face amount or number of shares		Current value
*	Merrill Lynch Retirement Preservation Trust	1,449,578	$	1,449,578
	Hotchkis & Wiley Large Cap Value Fund	10,177		230,808
	Hotchkis & Wiley Mid Cap Value Fund	13,198		358,862
	American Funds The Growth Fund of America	131,166		3,554,601
	American Funds EuroPacific Growth Fund	5,781		203,847
	Delaware Investment Diversified Income Fund	110,166		991,492
*	Merrill Lynch Global Allocation Fund	37,653		620,141
*	Merrill Lynch Value Opportunities Fund	189,120		5,121,365
	Victory Diversified Stock Fund	261,922		4,253,614
	Templeton Growth Fund	218,307		4,997,037
	Van Kampen Equity and Income Fund	11,407		98,330
*	Fastenal Company Common Stock	134,816		8,299,286
				30,178,961
	Cash			6,695
			$	30,185,656

* Denotes a party-in-interest.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Telephone 612 305 5000
Fax 612 305 5100
Internet www.us.kpmg.com

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Fastenal Company and Subsidiaries:

We consent to incorporation by reference in the Registration Statement (No. 333-52765) on Form S-8 of Fastenal Company and Subsidiaries of our report dated June 4, 2005, relating to the statements of net assets available for benefits of Fastenal Company and Subsidiaries 401(k) Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule as of December 31, 2004, which report appears in the annual report on Form 11-K of Fastenal Company and Subsidiaries 401(k) Plan for the year ended December 31, 2004.

KPMG LLP

Minneapolis, Minnesota
June 27, 2005

Certification Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of the Fastenal Company & Subsidiaries 401(k) Plan (the "Plan") on Form 11-K for the period ended December 31, 2004 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), we, Willard D. Oberton, President and Chief Executive Officer, and Daniel L. Florness, Executive Vice-President, Treasurer, and Chief Financial Officer of Fastenal Company (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: June 22, 2005

Willard D. Oberton
President and Chief Executive Officer

Daniel L. Florness
Executive Vice-President, Treasurer, and Chief Financial Officer